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The following article was posted on the Reuters website on February 9, 2007. As of that date, it was accessible for free on the internet by visiting:

http://today.reuters.com/news/articleinvesting.aspx?type=fundsFundsNews&storyID=2007-02- 13T181648Z_01_N13195336_RTRIDST_0_USA-YEN-ETF-UPDATE- 1.XML&pageNumber=1&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage1.

Yen fund begins trading on U.S. stock exchange

Posted Tuesday, February 13, 2007 1:16pm ET

NEW YORK, Feb 13 (Reuters) — A fund that tracks the yen began trading on the New York Stock Exchange on Tuesday, offering individual investors an alternative way to gain exposure to the Japanese currency.

Rockville, Maryland-based Rydex Investments, which launched the yen exchange traded fund, billed it as a way for financial professionals to diversify their portfolios by tapping the $2 trillion a day foreign exchange market.

“We’re attempting to solve the access question by providing a tool to the professional investment adviser,” said Stephen Sachs, director of trading at Rydex, manager of $14 billion in mutual funds and ETFs.

However, the extreme build-up of positions against the yen in the currency market is a reason for investors to take caution when it comes to considering the yen ETF, Rydex said.

Surging daily trading volume and a profusion of online dealing platforms in recent years have attracted smaller investors to the currency market, traditionally frequented mainly by large institutional investors and central banks.

Marc Chandler, head of global currency research at Brown Brothers Harriman, hailed the yen ETF launch as a testament to the depth and flexibility of U.S. capital markets.

“Products like these currency ETFs open up those capital markets, which have been the exclusive playground of a handful of institutions, to a much wider audience,” Chandler said.

The yen ETF, called the CurrencyShares Japanese Yen Trust, joins a family of seven other currency ETFs offered by Rydex. They include the euro, Swiss franc and British pound.

In November 2006, the combined value of the seven currency ETFs surpassed $1 billion.

It trades on the NYSE under the symbol “FXY.”

Investors buy shares of the ETF just as they would any stock. Each yen ETF share represents 10,000 yen.

The dollar was trading at 121.25 yen, down 0.5 percent from late Monday and off a full yen from four-year highs reached two weeks ago.

Currency speculators in the International Monetary Market last week had amassed a net position against the yen worth $13.4 billion, largely due to the popularity of the “carry trade,” in which investors borrow a low-yielding currency and then sell it to buy a higher-yielding one.

Investors often use the yen to fund carry trades because of Japan’s rock-bottom interest rates.

Rydex’s Sachs said there is a large risk of a sudden unwinding in carry trades, which would cause investors in yen ETFs to be caught off guard. But he said he expects liquidity in the yen ETF to be as good as the company’s euro ETF, an enticement for investors.

“With these eight products, we have effectively ‘equitized’ about 91 percent of the overall global currency market in a structure and a product that is accessible by everyone,” Sachs said.

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